Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 22, 2009
Item 3	News Release The news release dated October 22, 2009 was disseminated through Marketwire’s Canada and US Timely Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported the final results of the 2009 exploration program in the Brucejack area of its wholly-owned Snowfield Project.  The Brucejack area of the property is located 62 kilometers north of the town of Stewart, and 5 – 7 kilometers south of the company’s wholly-owned Snowfield Zone.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated October 22, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of October, 2009

October 22, 2009
News Release 09-31

FINAL BRUCEJACK AREA DIAMOND DRILLING RESULTS

Vancouver, BC – Silver Standard Resources Inc. is pleased to report the final results of the 2009 exploration program in the Brucejack area of its wholly-owned Snowfield Project.  The Brucejack area of the property is located 62 kilometers north of the town of Stewart, and 5 – 7 kilometers south of the company’s wholly-owned Snowfield Zone.

The Brucejack area program exceeded expectations in identifying and defining previously unrecognized gold targets, and in intersecting gold mineralization over significant intervals, with several exceeding 500 meters.  The program included 17,846 meters of diamond drilling in 37 holes, all of which intersected gold-silver mineralization.

The final eight holes are summarized in the table that follows. Highlights of these holes included:

Bridge Zone

The Bridge Zone is a new discovery made by Silver Standard that has been drilled at roughly 100-meter centers.  SU-30, a step-out hole to the west of SU-10 and SU-19 (see the news release dated September 15, 2009), intersected:

•	513 meters of 0.99 grams of gold per tonne (1,683 feet averaging 0.029 ounces of gold per ton), including 77 meters of 1.38 grams of gold per tonne (253 feet averaging 0.040 ounces of gold per ton).

Like holes SU-10 and SU-19, hole SU-30 ended in mineralization.  The Bridge Zone is open to the west, south and to depth.

Galena Hill

Drilling at Galena Hill, located 1,200 meters north of the Bridge Zone, continued intersecting significant gold-silver mineralization, including quartz veins with visible gold.  Two of the four final holes ended in mineralization.  The best intersection was in hole SU-33 which cut two bands of mineralization:

•	71 meters of 2.17 grams of gold per tonne (233 feet averaging 0.06 ounces of gold per ton), and

•	15 meters of 6.27 grams of gold per tonne (49 feet averaging 0.18 ounces of gold per ton).

West Zone

Holes SU-32 and SU-36 tested for extensions to the north and to depth of the historically defined West Zone.  Of the two holes SU-32 contained numerous intersections, the best of which was 147.5 meters of 1.32 grams of gold per tonne (484 feet of 0.038 ounces of gold per ton), including 64.5 meters of 2.03 grams of gold per tonne (212 feet of 0.06 ounces of gold per ton). SU-32 ended in mineralization.

There are also over 900 historic diamond drill holes from both surface and underground drilling in the Brucejack area.  Most of this data is being incorporated in future resource estimates for the Brucejack area which is scheduled to be completed this year.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the Snowfield Project.

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as growing through exploration and development of its own projects.

The company’s focus is its wholly-owned Pirquitas silver-tin mine in Argentina that is ramping up to commercial production.  Silver Standard also has two other development projects, San Luis in Peru and Pitarrilla in Mexico.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of the preparation of mineral resource estimates, development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, estimation of mineral reserves and resources and exploration results, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in countries where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource” ,”indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Table of Selected Brucejack Area Drill Results(1)
October 2009

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Silver (g/tonne)
Bridge Zone
SU-10 (2) (3)	346.0	395.5	49.5	1.26	16.1
	457.0	489.8	32.8	1.25	7.8
SU-19(2) (3)	4.0	556.3	552.3	0.87	5.7
Incl.	296.5	556.3	259.8	1.19	6.8
SU-30(3)	0.9	514.0	513.0	0.99	4.1
Incl.	10.5	49.7	39.2	1.40	7.9
Incl.	401.1	478.5	77.4	1.38	5.0
	607.0	661.6	54.6	0.52	5.3
SU-31	52.0	77.5	25.5	1.08	4.4
	123.6	140.5	16.9	0.83	21.5
Galena Hill
SU-33	57.1	128.1	71.0	2.17	25.2
	95.0	110.0	15.0	6.27	66.4
SU-34(3)	269.5	290.5	21.0	0.89	7.6
	312.5	350.0	37.5	1.23	5.6
SU-35(3)	247.0	261.0	14.0	1.69	38.8
	282.5	305.1	22.6	2.11	5.4
Incl.	292.4	305.1	12.7	3.26	6.23
SU-37	12.9	141.0	128.1	0.64	8.3
West Zone
SU-32(3) (4)	138.5	161.0	22.5	0.58	7.2
	194.0	214.0	20.0	0.70	22.4
	327.0	474.5	147.5	1.32	37.4
Incl.	336.5	401.0	64.5	2.03	19.3
	526.5	566.5	40.0	3.00	9.1
SU-36	49.5	69.5	20.0	1.57	12.9
	89.0	114.5	25.5	0.97	4.5
	153.5	338.0	184.5	0.65	5.9
	630.5	650.0	19.5	1.65	7.3

 (1) True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield Project exploration program and has verified the data in the table above. The QA/QC program in place that monitors the chain-of-custody of samples includes the insertion of blanks, duplicates, and certified reference standards in each batch of samples. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C.  All samples were analyzed using aqua regia digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

(2) Previously reported in a news release dated September 15, 2009.
(3) Ended in mineralization.
(4) For the quoted average gold assays, any assay in excess of 31.1 grams of gold per tonne was cut to 31.1 grams of gold per tonne.

(Source: Silver Standard Resources Inc.)